Exhibit 99.3

Wipro Limited

Extract of audited financial results of Wipro Limited and its subsidiaries for the quarter ended December 31, 2021

Consolidated Audited Financial Results of Wipro Limited under IFRS

(₹ in millions, except per share data, unless otherwise stated)

Particulars	Quarter ended December 31, 2021	Nine months ended December 31, 2021	Quarter ended December 31, 2020
Total income from operations (net)	204,337	587,793	157,266
Net Profit / (Loss) before tax and exceptional items	37,786	113,951	38,489
Net Profit / (Loss) before tax but after exceptional items	37,786	113,951	38,489
Net Profit / (Loss) after tax and exceptional items	29,723	91,404	29,965
Total Comprehensive Income after tax	31,495	98,533	31,589
Equity Share Capital	10,962	10,962	11,431
Reserves (excluding Revaluation Reserve)[1] as shown in the Audited Statement of Financial Position	542,137	542,137	546,031
Earnings Per Share (of ₹ 2/- each)
Basic:	5.43	16.71	5.21
Diluted:	5.42	16.67	5.17

[1]

Balance for the quarter ended December 31, 2021 and nine months ended December 31, 2021 represent balances as per the audited Statement of Financial Position for the year ended March 31, 2021 and balance for the quarter ended December 31, 2020 represent balances as per the audited Statement of Financial Position for the year ended March 31, 2020, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The audited interim consolidated financial results of the Company for the three and nine months ended December 31, 2021 have been approved by the Board of Directors of the Company at its meeting held on January 12, 2022. The statutory auditors have expressed an unmodified audit opinion.

Financial Results of Wipro Limited under Ind AS

The interim condensed financial results are prepared in accordance with Indian Accounting Standards (“Ind AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendment rules issued thereafter.

Consolidated Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended December 31, 2021	Nine months ended December 31, 2021	Quarter ended December 31, 2020
Total income from operations (net)	203,150	584,513	156,700
Net Profit / (Loss) before tax and exceptional items	37,786	114,084	38,504
Net Profit / (Loss) before tax but after exceptional items	37,786	114,084	38,504
Net Profit / (Loss) after tax and exceptional items	29,723	91,509	29,978
Total Comprehensive Income after tax	31,489	98,569	31,643
Equity Share Capital	10,962	10,962	11,431
Reserves (excluding Revaluation Reserve)[1] as shown in the Audited Balance Sheet	538,052	538,052	541,790
Earnings Per Share (of ₹ 2/- each)
Basic:	5.43	16.73	5.21
Diluted:	5.42	16.69	5.17

[1]

Balance for the quarter ended December 31, 2021 and nine months ended December 31, 2021 represent balances as per the audited Balance sheet for the year ended March 31, 2021 and balance for the quarter ended December 31, 2020 represent balances as per the audited Balance sheet for the year ended March 31, 2020, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru-560035, India

Website: www.wipro.com; Email Id- info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054

The audited interim consolidated financial results (under Ind AS) of the Company for the three and nine months ended December 31, 2021 have been approved by the Board of Directors of the Company at its meeting held on January 12, 2022. The statutory auditors have expressed an unmodified audit opinion.

Standalone Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended December 31, 2021	Nine months ended December 31, 2021	Quarter ended December 31, 2020
Total income from operations (net)	152,787	439,888	125,961
Net Profit / (Loss) before tax and exceptional items	31,326	91,747	33,515
Net Profit / (Loss) before tax but after exceptional items	31,326	91,747	33,515
Net Profit / (Loss) after tax and exceptional items	24,650	66,565	26,113
Total Comprehensive Income after tax	24,198	65,790	26,497

The audited interim standalone financial results (under Ind AS) of the Company for the three and nine months ended December 31, 2021 have been approved by the Board of Directors of the Company at its meeting held on January 12, 2022. The statutory auditors have expressed an unmodified audit opinion.

Note:

1.

The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com), the National Stock Exchange website (URL: www.nseindia.com) and on the Company’s website (URL: www.wipro.com).

2.	The Board of Directors in their meeting held on January 12, 2022, declared an interim dividend of ₹ 1/- (USD 0.01) per equity share and ADR (50% on an equity share of par value of ₹ 2/-).

By Order of the Board,

For Wipro Limited

Place: Bengaluru	Rishad A. Premji

Date: January 12, 2022	Chairman

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru-560035, India

Website: www.wipro.com; Email Id- info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054